Filed by Monroe Bancorp
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Monroe Bancorp
Commission File No. 0-31951

This filing relates to the proposed merger transaction between Old National Bancorp (“Old National”) and Monroe Bancorp (“Monroe”) pursuant to the terms of an Agreement and Plan of Merger dated as of October 5, 2010 (the “Merger Agreement”) between Old National and Monroe.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Monroe on October 6, 2010.

Forward-Looking Statements

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, descriptions of Old National’s and Monroe’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National and Monroe.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Monroe’s businesses, competition, government legislation and policies, ability of Old National and Monroe to execute its business plans, including acquisition plans, changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of either Old National’s or Monroe’s internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this filing and other factors identified in each company’s Annual Report on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this filing, and neither Old National nor Monroe undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this filing.

Additional Information for Shareholders

In connection with the proposed merger, Old National will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Monroe and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction.  Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Monroe by accessing Monroe’s website at www.monroebank.com under the tab “Shareholder Relations” and then under the heading “Financial Reports.”

Participants in This Transaction

Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger.  Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010.  Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 29, 2010.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

* * * * * * * * * *

Set forth below are slides from an investor presentation given on October 6, 2010 by Robert G. Jones, President and Chief Executive Officer of Old National Bancorp, Mark D. Bradford, President and Chief Executive Officer of Monroe Bancorp, Christopher Wolking, Senior Executive Vice President and Chief Financial Officer of Old National Bancorp, and Lynell Walton, Senior Vice President and Investor Relations Officer of Old National Bancorp.

OLD NATIONAL BANCORP

Main Street
OLD NATIONAL

Corporate Engagement
AWARD OF EXCELLENCE
Points of Light Institute

2010
ETHICS INSIDE CERTIFIED
ETHISPHERE
GOOD • SMART • BUSINESS • PROFIT

NYSE: ONB
Old National Bancorp
Investor Presentation
October 6, 2010

NYSE: ONB
Lynell Walton
Senior Vice President
Investor Relations Officer
Old National Bancorp

Additional Information for Shareholders
 In connection with the proposed merger, Old National Bancorp will file with the
 Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Monroe Bancorp and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the
 SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor
 Relations” and then under the heading “Financial Information” or from Monroe by accessing Monroe’s website at www.monroebank.com under the tab “Shareholder
 Relations” and then under the heading “Financial Reports.”
 Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010.
 Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe’s 2010 annual meeting of shareholders, as filed with the SEC on a
 Schedule 14A on March 29, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement
 This presentation contains certain forward-looking statements within the meaning of the
 Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s and Monroe’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-
 looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,”
 “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National's and Monroe’s businesses, competition, government legislation and policies, ability of Old National and Monroe to execute its business plan, including acquisition plans, changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of either Old
 National’s or Monroe’s internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this presentation and other factors identified in each Company’s Annual Report on Form 10-
 K and other periodic filings with the Securities and Exchange Commission. These forward-
 looking statements are made only as of the date of this presentation, and neither Old National nor Monroe undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For
 purposes of Regulation G, a non-GAAP financial measure is
 a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most
 directly comparable measure calculated and presented in
 accordance with GAAP in the statement of income, balance
 sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has
 provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly
 comparable GAAP financial measure.

NYSE: ONB
Bob Jones
President
Chief Executive Officer
Old National Bancorp

OLD NATIONAL BANCORP

OLD NATIONAL BANK

Dubuque
Janesville
Kenosha
Racine
Waukegan
Rockford
Elgin
Skokie
Palatine
Cicero
Aurora
Chicago
Wheaton
Joliet
Naperville
Orland Park
Gary
Hammond
Iowa City
Davenport
Elkhart
South Bend
Lansing
Waterford
Pontiac
Troy
Detroit
Warren
Kalamazoo
Battle Creek
Ann Arbor
Canton
Livonia
Dearborn
Toledo
Lorain
Fort Wayne
Peoria
Bloomington
Champaign
Springfield
Decatur
Columbus
Springfield
Dayton
Kettering
Middletown
Hamilton
Cincinnati
St. Charles
St. Louis
Louisville
Frankfort
Lexington
Huntington
Clarksville

Branches

Bloomington
Bloomington is home to
Indiana University with
40,000+ students
Old National Bancorp
Monroe Bancorp
NASDAQ: MROE
ONB to Acquire Monroe Bancorp

*At June 30, 2010
Source: SNL Financial
Monroe Bancorp
• $845 million total assets*
• $790 million total liabilities*
• $336 million in trust assets*
• 15 branch locations

Shareholder Value
• Immediately accretive to earnings
 – Excluding one-time expenses
 – Accretive $.06 - $.07 per share over long
 term
• Internal rate of return > 18%
• G&A expense saves > 30%
 – In market transaction
 – Up to 6 branch consolidations

Why Monroe?
• Dominant market share in a strong
 Indiana market
 – Median household growth and population
 growth above national average
• Enhances Indianapolis presence
• Immediately accretive to earnings
• Same cultural values
• Strong management team

NYSE: ONB
Mark Bradford
President
Chief Executive Officer
Monroe Bancorp

Why Old National?
• Same cultural values
• Strong Indiana bank
• Improved stock liquidity
• Attractive growth potential
• Opportunity to participate in future
 acquisitions

Sources: *SNL Financial ** Bloomington Economic Development Corporation
Bloomington Demographics
• Monroe County population of 130,750*
 – Bloomington population of 72,900
• August unemployment of 7.6%*
 – Indiana = 9.9%
• Largest employers**
 – Indiana University   6,000
 – Cook, Inc. (Medical Instruments)  3,000
 – Bloomington Hospital  2,830
 – Monroe Co. Schools   1,930
 – Baxter BioPharma (Pharmaceuticals)1,200

OLD NATIONAL BANCORP

Gosport
Stinesville
Spencer
Ellettsville
Bloomington
Nashville
Princes Lakes
Edinburgh
Oolitic
Bedford
Medora
Copyright (C) 2016 SNL Financial LC. All rights reserved

Branches

Bloomington
Brownstown
Bedford
Old National Bancorp
Monroe Bancorp
Monroe provides comprehensive
coverage of key Bloomington market
Bloomington Area

2009 Rank	Company	Branches	Deposits $ Millions	Market Share	% of Deposits
1	Pro Forma	17	$673,4	29.16%	10.38%
1	Monroe Bancorp (IN)	13	522.8	22.63	77.67
2	JP Morgan Chase (NY)	6	315.4	13.66	.05
3	Universal Bancorp (IN)	9	265.5	11.49	76.88
4	United Commerce Bancorp (IN)	2	167.2	7.24	99.80
5	Old National Bancorp (IN)	4	150.6	6.52	2.59
6	Ellettsville Bancshares (IN)	7	147.2	6.38	80.34
7	Regions Financial Corporation (AL)	4	145.4	6.29	.16
8	Owen Financial Corporation (IN)	5	132.3	5.73	100.00
9	Fifth Third Bancorp (OH)	3	130.7	5.66	.17
Source: SNL Financial
Bloomington Market Share

OLD NATIONAL BANCORP

Thorntown
Sheridan
Cicero
Woodlawn Heights
Edgewood
Anderson
River Forest
Lebanon
Noblesville
Lapel
Advance
Whitestown
Westfield
Carmel
Pendleton
Zionsville
Fishers
Ingalls
Fortville
McCordsville
Meridian Hills
Williams Creek
Crows Nest
Rocky Ripple
North Crows Nest
Wynnedale
Spring Hills
Lawrence
Brownsburg
Clermont
Speedway
Indianapolis
Warren Park
Cumberland
Spring Lake
Greenfield
Danville
Beech Grove
New Palestine
Amo
Clayton
Plainfield
Southport
Homecroft
Morristown
Mooresville
Greenwood
Monrovia
New Whiteland
Whiteland
Bethany

Branches

Avon
Plainfield
Noblesville
Brownsburg
Old National Bancorp
Monroe Bancorp
Indianapolis suburban locations with
favorable demographics
Indianapolis Enhancement

NYSE: ONB
Chris Wolking
Senior Executive Vice
President
Chief Financial Officer
Old National Bancorp

*Based on MROE data Form 10-Q for period ending June 30, 2010
Financial Highlights
• Deal value = $83.5 million (ONB share
 price of $10.47)
 – 100% ONB stock
 – 1.275 shares of ONB per share of MROE
• Tangible premium/core deposits* of 5.5%
• Price to tangible book value* of 149.5%
• Market premium of 148.1%

Modeling Assumptions
• Estimated one-time charges of $10.8 million (pre-tax)
• Combined cost savings of $9.7 million
 • 55% captured in 2011
 • 100% captured in 2012
• Intangible assets of $15.2 million, $9.9 million net of
 tax, amortized using sum of years digits over 7 years
• Goodwill of $38.4 million
• Total loan mark estimated at 8.5% to 9.5% (estimated
 credit mark of 5.5% to 6.5%)
 – Including current reserves of 3.20% of total loans at 6-30-
 2010
• 7,942,967 shares issued to MROE shareholders
 – Excludes outstanding stock options

	ONB 6-30-2010*	Projected at Closing
Tangible Common Equity/Tangible Assets	9.03%	8.70%
Tangible Common Equity/Risk Weighted Assets	13.98%	13.09%
Total Risk Based Capital/Risk Weighted Assets	16.97%	15.71%
Tangible Book Value Per Share	$7.77	$7.54
*See Appendix for Non-GAAP reconciliations.
Pro Forma Capital

Other Transaction Details
• Exchange ratio adjusts downward if ONB is trading
 above $10.98 near closing
• If shareholders equity is less than $55.64 million,
 (following certain adjustments) exchange ratio adjusts
 downward
 – Closing condition that consolidated shareholders’ equity
 may not be less than $50.64 million
• If delinquent loans equal or exceed $59.72 million,
 exchange ratio adjusts downward
 – Closing condition that delinquent loans may not exceed
 $76.72 million
• Conventional double trigger walk-away provision

NYSE: ONB
Bob Jones
President
Chief Executive Officer
Old National Bancorp

Due Diligence
• Comprehensive review of all
 operations and business lines
• Extensive credit review
 – Familiarity with many credit
 relationships and known local markets
 – 69% of commercial loans were reviewed
• Obtained in-depth look of culture
 – Significant time with top five senior
 management members

Going Forward
• Transaction does not preclude ONB
 from pursuing additional acquisition
 opportunities

NYSE: ONB
Old National Bancorp
Thank You!
Q&A

NYSE: ONB
Old National Bancorp
Appendix

(end of period balances- $ in millions)	ONB at 6 -30-2010	Projected at Closing
Total Shareholders’ Equity	$874.7	$965.9
Deduct: Goodwill and Intangible Assets	(197.1)	(248.4)
Tangible Shareholders’ Equity	677.7	717.5
Deduct: Preferred Stock	-0-	-0-
Tangible Common Shareholders’ Equity	$677.7	$717.5
Total Assets	$7,701.1	$8,493.1
Add: Trust Overdrafts	.1	.1
Deduct: Goodwill and Intangible Assets	(197.1)	(248.4)
Tangible Assets	$7,504.1	$8,244.7
Tangible Equity to Tangible Assets	9.03%	8.70%
Tangible Common Equity to Tangible Assets	9.03%	8.70%
Non-GAAP Reconciliations

(end of period balances- $ in millions)	ONB at 6-30-2010	Projected at Closing
Total Shareholders’ Equity	$874.7	$965.9
Deduct: Goodwill and Intangible Assets	(197.1)	(248.4)
Tangible Shareholders’ Equity	677.7	717.5
Deduct: Preferred Stock	-0-	-0-
Tangible Common Shareholders’ Equity	$677.7	$717.5
Risk Adjusted Assets	$4,847.4	$5,483.1
Tangible Common Equity to Risk Weighted Assets	13.98%	13.09%
Non-GAAP Reconciliations

(end of period balances- $ in millions)	ONB at 6-30-2010	Projected at Closing
Total Shareholders’ Equity	$874.7	$965.9
Deduct: Goodwill and Intangible Assets	(197.1)	(248.4)
Tangible Shareholders’ Equity	677.7	717.5
Deduct: Preferred Stock	-0-	-0-
Tangible Common Shareholders’ Equity	$677.7	$717.5
Common Shares Issued and Outstanding	87,171	95,104
Tangible Book Value per Share	$7.77	$7.54
(end of period balances- $ in millions)	ONB at 6 -30-2010	Projected at Closing
Total Risk Based Capital	$822.8	$861.7
Risk Adjusted Assets	$4,847.4	$5,483.1
Total Risk Based Capital/Risk Weighted Assets	16.97%	15.71%
Non-GAAP Reconciliations